FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASES, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
 ACT OF 1934.

For the fiscal year ended December 31, 2003.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
 ACT OF 1934.

For the transition period from ___________to_____________

Commission file number  0-10436.


                 L. B. Foster Company Voluntary Investment Plan
--------------------------------------------------------------------------------
     (Full title of the plan and the address of plan, if different from that of the issuer named below)


                              L. B. FOSTER COMPANY
                              415 Holiday Drive
                              Pittsburgh, PA 15222
--------------------------------------------------------------------------------
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 FINANCIAL STATEMENTS
 AND OTHER FINANCIAL INFORMATION
 L. B. Foster Company Voluntary Investment Plan
 Years ended December 31, 2003 and 2002
 with Report of Independent Registered Public Accounting Firm

                              L. B. Foster Company
                            Voluntary Investment Plan

                              Financial Statements
                         and Other Financial Information


                     Years ended December 31, 2003 and 2002




                                    Contents

Report of Independent Registered Public Accounting Firm............   1

Audited Financial Statements

Statements of Net Assets Available for Benefits....................   2
Statement of Changes in Net Assets Available for Benefits..........   3
Notes to Financial Statements......................................   4

Other Financial Information

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)......  10

             Report of Independent Registered Public Accounting Firm


Plan Administrator
L. B. Foster Company
Voluntary Investment Plan

We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company Voluntary Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         /s/Ernst & Young LLP

June 13, 2004

                              L. B. Foster Company
                            Voluntary Investment Plan


               Statements of Net Assets Available for Benefits

                                                  December 31

                                             2003              2002
---------------------------------------------------------------------------
Assets
Investments at fair value                    $31,655,890       $27,467,746
Participant loans                                541,339           530,648
---------------------------------------------------------------------------
                                              32,197,229        27,998,394

Receivables:
Employee                                          85,404            77,854
Employer                                         251,932            34,746
Other                                                 65                60
---------------------------------------------------------------------------
                                                 337,401           112,660
---------------------------------------------------------------------------
Net assets available for benefits            $32,534,630       $28,111,054
===========================================================================

See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003


Additions
Investment income:
Interest and dividends                                       $  581,399
Net realized/unrealized appreciation
 in investment fair value                                     4,591,129
------------------------------------------------------------------------
Total investment income                                       5,172,528

Contributions:
Employee                                                      1,108,294
Employer                                                        666,235
------------------------------------------------------------------------
Total contributions                                           1,774,529
------------------------------------------------------------------------
                                                              6,947,057

Deductions
Benefit payments                                              2,523,481
------------------------------------------------------------------------
                                                              2,523,481

Increase in net assets available for benefits                 4,423,576
Net assets available for benefits, beginning of year         28,111,054
------------------------------------------------------------------------
Net assets available for benefits, end of year              $32,534,630
========================================================================

See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

                          Notes to Financial Statements

                     Years ended December 31, 2003 and 2002


1. Description of Plan

The following brief description of the L. B. Foster Company Voluntary Investment Plan (the Plan) as amended effective January 1, 1999 is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible salaried employees of L. B. Foster Company (the Company) who have attained age 18. The L.
B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make pretax contributions ranging from 2% to 10% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make pretax contributions of at least the maximum amount subject to Company matching can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the pretax and voluntary employee contributions does not exceed 15% of the participant's annual compensation. Effective January 1, 2003, the limit on employee contributions was increased to 30% subject to Internal Revenue Code limitations, and the limitation on aggregate pretax and after-tax contributions was removed. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

Beginning the first of the month following 12 months of employment, the Company provides a 50% match of the participant's primary contribution on the first 4% to 6% of annual compensation, based on years of service, as defined by the Plan. Beginning the first of the month following 12 months of employment, the Company contributes a fixed amount equal to 1% of eligible employees' annual compensation regardless of whether the employee elects to contribute to the Plan. Company contributions may be reduced by forfeitures that accumulate.

The Plan also requires an additional matching employer contribution of up to $.50 for each $1.00 of eligible pretax contributions based on a target ratio of the Company's annual pretax income to equity as defined in the Plan. No additional matching employer contributions were made in 2002.

The Company, upon resolution of the Board of Directors, may make a discretionary additional contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. A discretionary contribution of $213,000 was approved for 2003. No discretionary contribution was approved for 2002. The Company's contributions may be reduced by any forfeitures which accumulate from terminations of participants with nonvested employer contributions. Forfeitures totaling $27,900 and $79,100 were utilized to offset contributions in 2003 and 2002, respectively. At December 31, 2003 and 2002, forfeitures of $6,200 and $25,600, respectively, were available to reduce future company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants that are active as of January 1, 2002 or later are 100% vested in the Company's contributions after three years of eligible service or after attaining age 65. Participants that are inactive as of or terminated prior to January 1, 2002 are 100% vested in the Company's contributions after five years of eligible service or after attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw his vested interest in the portion of his account attributable to matching, fixed and discretionary contributions, and related earnings.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of their account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus 0.5%. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that fixed rate date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

Profit sharing contributions occurring after the effective date will be directed into the L. B. Foster Company Stock Fund. Participants may subsequently transfer profit sharing contributions into other plan funds at their discretion. The L.
B. Foster Company Stock Fund is a unitized stock fund comprised of a 95% to 99% investment in L. B. Foster Company common stock with the remaining 1% to 5% invested in a short-term investment fund. As a result, participant accounts receive units of participation in the fund rather than common shares. The conversion grants participants the added flexibility of executing daily transactions to increase or decrease participation in the fund that was not present under the prior fund structure.

For the year ended December 31, 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                Net Realized/
                                               Fair              Unrealized
                                              Market            Appreciation
                                               Value           (Depreciation)
                                          --------------------------------------
 Fidelity Investments:
    Magellan Fund                         $    5,906,948            $1,150,176
    Equity Income Fund                         2,644,991               558,514
    Growth and Income Fund                     3,868,823               583,922
    Government Income Fund                     2,183,722               (61,479)
    Blue Chip Fund                                56,073                 2,469
    Asset Manager Fund                           995,550               121,219
    Low Price Stock Fund                       1,105,633               257,431
    Small Cap Stock Fund                         207,655                91,935
    Freedom Income Fund                           22,601                   937
    Freedom 2000                                 274,487                10,154
    Freedom 2010                                 431,378                28,354
    Freedom 2020                                 500,124                67,222
    Freedom 2030                                  90,437                15,831
    Freedom 2040                                  32,219                 5,062
    Managed Income Fund                        2,439,606                     -
    Retirement Government
      Money Market Fund                        3,476,427                     -
    Spartan U.S. Equity Index Fund             2,375,468               487,367
  Janus Worldwide Fund                         1,702,147               462,534
  Credit Suisse Emerging Growth Fund             845,279               212,644
  PIMCO Total Return Fund                        368,920                 1,098
  MSI International Equity Fund                  493,920                39,593
  L. B. Foster Company Stock Fund              1,633,482               556,146
                                          --------------------------------------
                                          $   31,655,890            $4,591,129
                                          ======================================

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2003 and 2002 is as follows:

                                                  2003                 2002
                                         -----------------    ------------------

 Fidelity Investments:
    Magellan Fund                        $    5,906,948       $   5,153,645
    Equity Income Fund                        2,644,991           2,436,427
    Growth and Income Fund                    3,868,823           3,666,594
    Government Income Fund                    2,183,722           2,483,982
    Retirement Government
      Money Market Fund                       3,476,427           3,572,069
    Managed Income Fund                       2,439,606           1,659,982
    Spartan U.S. Equity Index Fund            2,375,468           1,763,652
 Janus Worldwide Fund                         1,702,147           2,354,417
 L. B. Foster Company Stock Fund              1,633,482           1,197,518

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated July 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

                           Other Financial Information

                              L. B. Foster Company
                            Voluntary Investment Plan

                        EIN: 25-1324733 Plan Number: 201

                     Schedule H, Line 4i-Schedule of Assets
                              (Held at End of Year)

                                December 31, 2003


         Identity of Issue, Borrower,                                              Shares      Fair Market
           Lessor, or Similar Party                Description of Investment        Held          Value
----------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
  Magellan Fund                                   Equities                              60,435    $   5,906,948
  Equity Income Fund                              Equities                              53,166        2,644,991
  Growth and Income Fund                          Equities                             108,583        3,868,823
  Government Income Fund                          Government obligations               213,671        2,183,722
  Blue Chip Fund                                  Equities                               1,415           56,073
  Asset Manager Fund                              Equities, money market, bonds         63,169          995,550
  Low Price Stock Fund                            Equities                              31,608        1,105,633
  Small Cap Stock Fund                            Equities                              12,144          207,655
  Freedom Income Fund                             Equity funds, fixed income funds       2,038           22,601
  Freedom 2000                                    Equity funds, fixed income funds      23,302          274,487
  Freedom 2010                                    Equity funds, fixed income funds      33,132          431,378
  Freedom 2020                                    Equity funds, fixed income funds      38,412          500,124
  Freedom 2030                                    Equity funds, fixed income funds       6,984           90,437
  Freedom 2040                                    Equity funds, fixed income funds       4,262           32,219
  Managed Income Fund                             Guaranteed investment contracts    2,439,606        2,439,606
  Retirement Government Money Market Fund         Government obligations, money
                                                  market securities                  3,476,427        3,476,427
  Spartan U.S. Equity Index Fund                  Equities                              60,276        2,375,468
Janus Worldwide Fund                              Equities                              43,049        1,702,147
Credit Suisse Emerging Growth Fund                Equities                              30,850          845,279
PIMCO Total Return Fund                           Fixed income securities               34,446          368,920
MSI International Equity Fund                     Equities                              26,064          493,920
                                                                                               -----------------
Total mutual funds                                                                                   30,022,408

L. B. Foster Company Stock Fund                   Interest-bearing cash                 76,543           76,543
                                                  Common stock                         239,529        1,556,939
                                                                                               -----------------
                                                                                                      1,633,482

Outstanding participant loans                     Participant loans, interest rates
                                                  ranging from 4.75% to 10.5%,
                                                  various maturities ranging
                                                  from 2 to 30 years                                    541,339
                                                                                               -----------------
                                                                                                  $  32,197,229
                                                                                               =================

*Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            L. B. Foster Company
                                            Voluntary Investment Plan
                                        ----------------------------------
                                            (Name of Plan)


Date: June 28, 2004                     By: /s/David J. Russo
                                        ----------------------------------
                                            David J. Russo
                                            Senior Vice President,
                                            Chief Financial Officer and
                                            Treasurer

                               INDEX TO EXHIBITS

EXHIBIT NUMBER                               DESCRIPTION
===============================================================================
23.1                   Consent of Independent Registered Public Accounting Firm